                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                                   USMX, Inc.
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                  903 366 102
                                 (CUSIP Number)


                              Anthony G. Petrello
                            Nabors Industries, Inc.
                         515 W. Greens Road, Suite 1200
                              Houston, Texas 77067
                                  281-874-0035
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 April 22, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.        903 366 102
           --------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peak Oilfield Services Company
      92-0123001

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[x]
                                                                                           (b)[ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)       [ ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Partnership organized under the laws of Alaska

NUMBER OF         7     SOLE VOTING POWER
SHARES                           -0-
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY                         1,000,000
EACH              9     SOLE DISPOSITIVE POWER
REPORTING                        -0-
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                                 1,000,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%

14    TYPE OF REPORTING PERSON*

      PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.        903 366 102
           --------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nabors Alaska Services Corp.
      92-0126638
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[x]
                                                                                           (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)       [ ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Alaska corporation

NUMBER OF         7     SOLE VOTING POWER
                                 -0-
S H A R E S       8     SHARED VOTING POWER
BENEFICIALLY                     1,000,000
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
                                 -0-

REPORTING         10    SHARED DISPOSITIVE POWER
PERSON WITH                      1,000,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%

14    TYPE OF REPORTING PERSON*

      CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.        903 366 102
           --------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nabors Industries, Inc.
      93-0711613

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[x]
                                                                                           (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS*

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)       [ ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware corporation

NUMBER OF         7     SOLE VOTING POWER
                                 -0-
S H A R E S       8     SHARED VOTING POWER
BENEFICIALLY                     1,000,000
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
                                 -0-

REPORTING         10    SHARED DISPOSITIVE POWER
PERSON WITH                      1,000,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%

14    TYPE OF REPORTING PERSON*

      CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, $.001 par value per share ("Common Stock"), of USMX, Inc. (the "Issuer" or "USMX"), 141 Union Boulevard, Suite 100, Lakewood, Colorado 80228.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by (i) Peak Oilfield Services Company ("Peak"), an Alaska partnership; (ii) Nabors Alaska Services Corp. ("Nabors Services"), an Alaska corporation and one of two general partners of Peak; and
(iii) Nabors Industries, Inc. ("Nabors"), a Delaware corporation and the parent corporation of Nabors Services. Peak, Nabors Services and Nabors are collectively referred to herein as the "Reporting Persons".

         Peak conducts oil and gas field-related maintenance, service and support and construction activities. The principal business address of Peak is 2525 "C" Street, Anchorage, Alaska 99503. Its general partners are Nabors Services and Peak Alaska Ventures, Inc. ("Ventures"), an Alaska corporation wholly owned by Cook Inlet Region, Inc. ("CIRI"), also an Alaska corporation. CIRI and Ventures are unaffiliated with Nabors and Nabors Services, and have filed a separate Schedule 13D with Peak with respect to their interest in the Issuer.

         Nabors Services is a holding company with investments in oilfield services entities. Its principal business address is 4300 "B" Street, Suite 600, Anchorage, Alaska 99503.

         Nabors is a land drilling contractor providing contract drilling and other oilfield services on a worldwide basis. Nabors actively markets over 370 land drilling and 75 land well service rigs. Offshore, Nabors operates 25 platform rigs (including two under construction), six jack-up and five barge rigs. Nabors is a participant in most of the significant oil, gas and geothermal drilling markets in the world. Complementing its drilling and workover services, Nabors provides comprehensive oilfield engineering, civil construction, logistics and management services. Nabors' principal business address is 515 W. Greens Road, Suite 1200, Houston, Texas 77067.

         Attached hereto as Schedule A, Schedule B and Schedule C and incorporated by reference herein are tables setting forth the name, business address, principal occupation or employment and citizenship of each partner or director, as applicable, and each executive officer of Peak, Nabors Services and Nabors, respectively.

         During the last five years, none of Peak, Nabors Services, Nabors nor, to the best knowledge of Peak, Nabors Services and Nabors, or any director or executive officer of Peak, Nabors Services or Nabors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         A dispute has arisen with respect to certain obligations to Peak arising from a construction contract related to the Illinois Creek Project. One million shares of Common Stock are to be issued to Peak in connection with the settlement of certain contractual obligations by the Issuer arising from a construction contract related to the Illinois Creek Project. This transaction is described in further detail in response to Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         USMX and Peak entered into an Illinois Creek Erection and Installation Contract, C-96-0302 dated June 11, 1996 (the "Contract") related to the installation and construction of certain improvements on land and mining claims in Alaska. A dispute has arisen between Peak and USMX with respect to payment of, and the amount owed to, Peak pursuant to the Contract. In order to resolve these disputes, Peak, USMX and Dakota Mining Corporation ("Dakota") entered into a binding Letter Agreement dated April 22, 1997. Dakota is a party to the Letter Agreement because it has entered into an agreement pursuant to which a subsidiary of Dakota will merge with USMX. The Letter Agreement provides for the payment of certain cash amounts by USMX and the issuance of 1,000,000 shares of Common Stock of USMX to Peak immediately prior to the consummation of the merger of USMX and a subsidiary of Dakota and after approval thereof by the shareholders of each of USMX and Dakota. If the merger is not consummated prior to June 15, 1997, then USMX will have the right for a 60-day period to settle the disputed claims by paying Peak a cash amount, and no shares of USMX would be issued. If the payment is not made, Peak may obtain a judgment against USMX for $2,782,396 or may rescind the Letter Agreement, in which event Peak could reassert its original claims, and USMX could reassert its objections to such claims. A definitive settlement agreement is being negotiated between the parties. As a result of its entering into the Letter Agreement, Peak is deemed to beneficially own approximately 5.8% of the Issuer's issued and outstanding Common Stock. The text of the Letter Agreement is being filed herewith as Exhibit 1 and is hereby incorporated in full by reference.

         While Peak, Nabors Services and Nabors have no present plans to purchase additional shares of Common Stock in the open market or otherwise, they could determine to do so depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons have any present plans to sell any of shares held by them, USMX and Dakota have announced plans for a subsidiary of Dakota to merge with USMX, and the Reporting Persons could determine, based on the same set of factors listed above with respect to purchases, to sell some or all of the shares held by them. The shares of Common Stock to be acquired by Peak will not be held on the record date set for the vote with respect to such merger, and therefore will not be eligible to vote on the merger. The Letter Agreement among Peak, Dakota and USMX provides for certain registration rights as described in Item 6.

         Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present Board of Directors or management of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person; causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to the Act; or any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Peak has the right to acquire ownership of 1,000,000 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock of the Issuer. Nabors Services, a wholly owned subsidiary of Nabors, is a general partner of Peak and thus Nabors Services and Nabors may be considered to have beneficial ownership of the shares owned by Peak.

         (b) Nabors and Nabors Services share voting power with CIRI and Ventures, with respect to the 1,000,000 shares that may be acquired by Peak.

         (c) On April 22, 1997, Peak, USMX and Dakota entered into a Letter Agreement pursuant to which Peak will acquire 1,000,000 shares of Common Stock of USMX upon the satisfaction of certain conditions. The transaction is described above in Item 4.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         USMX, Dakota and Peak are parties to a Letter Agreement as described above in Item 4. Pursuant to the Letter Agreement, Dakota has agreed, under certain conditions and subject to certain limitations, to use its reasonable efforts to effect the registration under the Securities Act of 1933, as amended of the shares of common stock of Dakota that will be held by Peak upon the conversion in the merger of the shares of USMX Common Stock issuable to Peak pursuant to the Letter Agreement. Dakota has agreed to use its best efforts to keep this registration statement effective until Peak may sell such shares without restriction. Dakota has agreed to pay all expenses of the registration, and Peak has agreed to reimburse Dakota for no more than $25,000 of expenses. A definitive settlement agreement, that will contain additional details with respect to the registration rights, is being negotiated between the parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Letter Agreement dated April 22, 1997 among Dakota Mining Corporation, USMX, Inc. and Peak Mining Corporation.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEAK OILFIELD SERVICES COMPANY



By:      /s/ MIKE R. O'CONNOR                         Date: May 2, 1997
   ----------------------------------------
             Mike R. O'Connor
             President


NABORS ALASKA SERVICES CORP.



By:         /s/ MARK LINDSEY                          Date: May 2, 1997
   ----------------------------------------
                Mark Lindsey
                Vice President


NABORS INDUSTRIES, INC.



By:      /s/ Anthony G. Petrello                      Date: May 2, 1997
   ----------------------------------------
             Anthony G. Petrello
             President

                                   SCHEDULE A

         Set forth below are the name, business address, principal occupation or employment and citizenship of each partner and executive officer of Peak. The name of each entity who is a partner of Peak is marked with an asterisk. All of the individuals listed below are U.S. citizens. Unless otherwise indicated, the business address of each person listed below is 2525 "C" Street, Anchorage, Alaska 99503.

Name and Business Address                    Principal Occupation or Employment
-------------------------                    ----------------------------------
Nabors Alaska Services Corp.*
4300 "B" Street
Suite 600
Anchorage, Alaska  99503

Cook Inlet Region, Inc.*

Mike R. O'Connor                             President of Peak

Vernon R. McKenzie                           Senior Vice President of Peak

Steven C. Roberts                            Vice President of Peak

                                   SCHEDULE B

         Set forth below are the name, principal occupation or employment and citizenship of each director and executive officer of Nabors Services. The name of each person who is a director of Nabors Services is marked with an asterisk. All individuals listed below are citizens of the U.S. Unless otherwise indicated, the business address of each person listed below is 4300 "B" Street, Suite 600, Anchorage, Alaska 99503.

Name and Business Address                 Principal Occupation or Employment
-------------------------                 ----------------------------------
Richard A. Stratton*                      Vice Chairman of the Board of Nabors;
515 W. Greens Road, Suite 1200            President of Nabors Services
Houston, TX  77067

Mark Lindsey*                             Vice President, Secretary and
                                          Treasurer of Nabors Services;
                                          Vice President - Finance, Nabors
                                          Alaska Drilling, Inc.

                                   SCHEDULE C

         Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Nabors. The name of each person who is a director of Nabors is marked with an asterisk. All of the individuals listed below are U.S. citizens except Mr. Schmidt who is a citizen of Germany. Unless otherwise indicated, the business address of each person listed below is 515 West Greens Road, Suite 1200, Houston, Texas 77067.

Name and Business Address                Principal Occupation or Employment
-------------------------                ----------------------------------
Eugene M. Isenberg*                      Chairman of the Board and Chief
                                         Executive Officer of Nabors

Richard A. Stratton*                     Vice Chairman of the Board of
                                         Directors of Nabors

Anthony G. Petrello*                     President and Chief Operating Officer
                                         of Nabors

Gary T. Hurford*                         President of Hunt Oil Company
Hunt Oil Company
Fountain Place
1445 Ross at Field
Dallas, TX  75202-2785

Hans W. Schmidt*                         Retired President of Deutag Drilling, a
                                         subsidiary of C. Deilman A.G.

Myron M. Sheinfeld*                      Counsel to the law firm of Sheinfeld,
Sheinfeld, Maley & Kay                   Maley & Kay, a professional corporation
3700 First City Tower                    located in Houston, Texas
Houston, TX  77002

Jack Wexler*                             International business consultant
205 Oceanway
Vero Beach, FL  32963

Martin J. Whitman*                       Chairman of Danielson Holding
767 Third Avenue                         Corporation (a financial services
New York, NY  10017-2023                 holding company); Chairman of
                                         Third Avenue Trust (a registered
                                         investment company); Chief Executive
                                         Officer of M. J. Whitman, Inc. (a
                                         broker-dealer)

Bruce P. Koch                            Vice President, Finance and Controller
                                         of Nabors

Daniel McLachlin                         Vice President, Administration and
                                         Corporate Secretary of Nabors

                               INDEX TO EXHIBITS


         1. Letter Agreement dated April 22, 1997 among Dakota Mining Corporation, USMX, Inc. and Peak Mining Corporation.